SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2023

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

On May 1, 2023, Mr. Kim, Jun-Ki and Mr. Park, Chung-Kun were appointed by the Minister of the Ministry of Economy and Finance as non-standing directors of Korea Electric Power Corporation for a term of two years beginning on May 2, 2023 and ending on May 1, 2025.

Mr. Park, Chung-Kun serves as a labor director as required under the new labor director system introduced under the Act on the Management of Public Institutions, which was amended on February 3, 2022 and became effective on August 4, 2022 (the “Act”), and our amended articles of incorporation, effective as of November 7, 2022. Pursuant to the Act, one non-standing director of the public institution must be appointed among its employees who have held their offices for at least three years and (i) is recommended by the representative of the employees (or the representative of the labor union of the public institution if there is a labor union comprising the majority of the employees) or (ii) obtains consent from the majority of the employees of a public institution.

Biographic details of the non-standing directors are set forth below.

Name	Biographic details

Kim, Jun-Ki

•  Gender: Male

•  Date of Birth: June 13, 1965

•  Current Position:

–   Professor of Graduate School of Public Administration, Seoul National University

•  Previous Positions:

–   Head of Performance Evaluation System of Quasi-Governmental Organizations under the Ministry of Economy and Finance

–   Chief of National Assembly Budget Office

–   Dean of Graduate School of Public Administration, Seoul National University

Park, Chung-Kun

•  Gender: Male

•  Date of Birth: December 25, 1964

•  Previous Positions:

–   Policy Director of the Korean National Electrical Workers Union

–   Head of Chilgok regional chapter under the Korean National Electrical Workers Union

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name:	Park, WooGun
Title:	Vice President

Date: May 2, 2023

Reference to the Shareholders:

Composition of the Board of Directors

Following the appointment of the directors on May 1, 2023, the board of directors of KEPCO is composed of the following individuals:

Type	Gender	Name	Current Title	Director Position held Since

Standing Director	Male	Cheong, Seung-Il	President & Chief Executive Officer	Jun. 1, 2021

Standing Director	Male	Jun, Young-Sang	Comptroller & Auditor General and Member of the Audit Committee (Non-executive)	Mar. 7, 2023

Standing Director	Male	Lee, Jung-Bok	Corporate Senior Executive Vice President and Chief Business Management Officer	Feb. 27, 2023

Standing Director	Male	Lee, Jun-Ho	Corporate Senior Executive Vice President and Chief Safety Officer & Chief Business Operations Officer	Feb. 27, 2023

Standing Director	Male	Park, Heon-Gyu	Corporate Senior Executive Vice President and Chief Financial & Strategic Planning Officer	May 28, 2021

Standing Director	Male	Kim, Tae-Ok	Corporate Senior Executive Vice President and Chief Power Grid Officer	Mar. 25, 2021

Standing Director	Male	Lee, Heung-Joo	Corporate Senior Executive Vice President and Chief Global & Nuclear Business Officer	Oct. 14, 2021

Non-standing Director	Male	Park, Jong-Bae	Non-Executive Director and the Chairperson of the Board of Directors	Jan. 31, 2020

Non-standing Director	Female	Kim, Jae-Shin	Non-Executive Director and the Chairperson of the Audit Committee	Jul. 9, 2021

Non-standing Director	Male	Park, Hyo-Sung	Non-Executive Director and Member of the Audit Committee	Apr. 14, 2021

Non-standing Director	Male	Lee, Kee-Man	Non-Executive Director	Apr. 14, 2021

Non-standing Director	Male	Lee, Kye-Sung	Non-Executive Director	Jul. 9, 2021

Non-standing Director	Male	Kim, Jong-Woon	Non-Executive Director	Aug. 22, 2022

Non-standing Director	Male	Kim, Jun-Ki	Non-Executive Director	May 2, 2023

Non-standing Director	Male	Park, Chung-Kun	Non-Executive Director	May 2, 2023